September 10, 2025

Ely Hirahoka
Chief Financial Officer
Cementos Pacasmayo S.A.A.
Calle La Colonia 150
Urbanizacion El Vivero Surco
Lima, Peru

       Re: Cementos Pacasmayo S.A.A.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           Filed April 29, 2025
           File No. 001-35401
Dear Ely Hirahoka:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2024
Item 4. Information on the Company
D. Property Plant and Equipment, page 58

1. We note that you have disclosed resources and reserves for each material property on pages 58, 68, and 77 and that these quantities are reported as materials delivered to the cement plant. Consistent with Item 1304(d)(1) of Regulation S-K, please tell us the metallurgical recovery factor(s) that can be used to convert the feed to the cement plant to the final saleable cement tonnes, and confirm that you will include this disclosure in subsequent filings with your resource and reserve disclosure.
Item 19. Exhibits
96.1, page 63

2. We are unable to reconcile the annual tonnes mined on page 63 of your technical report to the production data on page 86. Please advise and, if necessary, revise
 September 10, 2025
Page 2

       subsequent versions of your technical report to incorporate any proposed changes.
Exhibit 12, page 136

3.     We note that the certifications provided as Exhibit 12.1 and Exhibit
12.2 for your
       Form 20-F for fiscal year ended December 31, 2024 do not include paragraph 4(b)
       and the introductory language in paragraph 4, referring to your internal control over financial reporting. Please amend the filing to provide revised certifications. Refer to Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Andi Carpenter at 202-551-3645 or Kevin Woody at 202-551-3629
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing